Exhibit 99.1

Nevada Geothermal Power Inc. Announces Blue Mountain ‘Faulkner 1’ Geothermal Power Plant Completed Three Months Ahead of Schedule

Plant Testing Demonstrates Plant Capacities Exceed Contract Guarantees

VANCOUVER, B.C. (September  17, 2009) – Nevada Geothermal Power Inc. (NGP), (TSX-V: NGP, OTC-BB: NGLPF), today announced that the Blue Mountain ‘Faulkner 1’ project has successfully completed testing requirements under the Engineering Procurement Construction contract with Ormat Nevada Inc., a subsidiary of Ormat Technologies Inc., (NYSE:ORA), three months ahead of schedule.  Power plant equipment has exceeded guaranteed output levels.  The plant will continue to generate and supply electricity while remaining work items are completed.  NGP expects to assume full control of the power plant in late September and will declare an “in service date” shortly thereafter.

“We are extremely pleased with the plant performance exceeding the guarantee output signaling that the plant can produce significantly greater than 49.5 MW gross output.  Early completion has resulted in NGP generating cash much earlier than previously forecasted and will result in a substantial interest cost savings to NGP,” stated Brian Fairbank, President & CEO, Nevada Geothermal Power Inc.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States.  NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, and Black Warrior (all of which are ideally situated in Nevada), and Crump Geyser in Oregon. These properties, which are at different levels of exploration and development, are estimated to have the potential for the generation of over 200 MW.

NGP’s phase 1 development at Blue Mountain, ‘Faulkner 1’ 49.5 MW gross power project is On the Road to Revenue and will be Turning on the Power in October of 2009.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Shelley Kirk Nevada Geothermal Power Inc. Telephone: 604-638-8784 Toll Free: 866-688-0808 X118 Email: sfkirk@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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